UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)*

CARACO PHARMACEUTICAL LABORATORIES, LTD.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

14075T 10 7

(CUSIP Number)

Mr. Dilip S. Shanghvi, Chairman
Sun Pharmaceutical Industries Limited
17/B Mahal Industrial Estate
Andheri (East) Mumbai 400 093 India

With a copy to:
Fred B. Green, Esq.
Bodman PLC
1901 St. Antoine Street, 6th Floor
Detroit, Michigan 48226
313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,179,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,179,294
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,179,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) HC, CO

Page 2 of 11 Pages

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,179,294
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,179,294
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,179,294
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) HC, IN

Page 3 of 11 Pages

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sun Pharma Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,796,628
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,796,628
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,796,628
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.1%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 4 of 11 Pages

This Amendment No. 15 (this “Final Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 3, 1997, as subsequently amended and supplemented by the amendments thereto filed on February 14, 2001, February 14, 2003, February 20, 2004, November 19, 2004, December 10, 2004, January 17, 2006, March 7, 2006, March 17, 2006, July 13, 2006, August 2, 2006, September 18, 2007, December 7, 2007, December 3, 2010 and February 22, 2011 (collectively, the “Schedule 13D”), which relates to the Common Stock, without par value (the “Common Stock”) of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the “Company”).  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

“(a) This Amendment is being filed jointly by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), its wholly owned subsidiary corporation, Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and by Dilip S. Shanghvi (“Mr. Shanghvi”), the controlling shareholder of Sun. Sun, Sun Global and Mr. Shanghvi are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 14, 2011, a copy of which is filed with this Amendment as Exhibit 1, pursuant to which they have agreed to file this Amendment jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

Sun and Mr. Shanghvi

(b) – (c)                 Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun’s and Mr. Shanghvi’s business address is 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.

The directors and executive officers of Sun (including Mr. Shanghvi) and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun

Name	Address	Present Principal Occupation	Citizenship
Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Chairman & Managing Director	Indian

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai – 400 059, India	Director	Indian

Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Director	Indian

S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai - 600 086, India	Director	Indian

Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002, India	Director	Indian

Page 5 of 11 Pages

Name	Address	Present Principal Occupation	Citizenship
Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020, India	Director	Indian

Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai – 400 055, India	Director	Indian

Subramanian Kalyansundaram	c/o Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East) Mumbai – 400 059, India	Chief Executive Officer and Director	New Zealand

Executive Officers of Sun

Name	Address	Present Principal Occupation	Citizenship
Rakesh Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President, (International Marketing)	Indian

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Exec. Vice President, (International Marketing)	Indian

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Sr. Vice President (Business Development)	Indian

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Exec. Vice President (Quality)	Indian

Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President (Intellectual Property Cell)	Indian

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, Halol Baroda Highway, Halol 389 350, India	Vice President (Operations)	Indian

Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Sr. Vice President (Investor Relations)	Indian

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Vice President (Human Resources Development)	Indian

Dinesh R. Desai	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President (Accounts)	Indian

Page 6 of 11 Pages

Name	Address	Present Principal Occupation	Citizenship
Sunil Ajmera	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andheri (East) Mumbai, 400 093, India	Sr. General Manager (Operations), Compliance Officer & Company Secretary	Indian

Ashok I. Bhuta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	Indian

Pabitra Kumar Bhattacharya	Sun Pharmaceutical Industries Limited, 401-404, The Eagle’s Flight, Dr. Suren Road, Off Andheri-Kurla Road, Chakala, Andheri (East) Mumbai, 400 093, India	Vice President (Process Engg. & Operations)	Indian

Sunil P. Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093, India	Vice President	Indian

B.F. Shirude	Sun Pharmaceutical Industries Limited, A-8, MIDC Industrial Area, Ahmednagar 414 111, India	Vice President Operations (API)	Indian

R. S. Vasan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East) Mumbai 400 059 Mahrashtra, India	Sr. Vice President (Marketing & Sales)	Indian

Sun Global

(b)-(c)           Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading and investment company and is a wholly-owned subsidiary of Sun. Sun Global’s business address is International Trust Building, P.O. Box No. 659, Road Town, Tortola, British Virgin Islands.

The directors of Sun Global and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Global

Names	Address	Present Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary - 4440	Director	Indian

Sunil Gandhi	SuGandhManagement, Consultancy, Woodstock Asia Pacific DMCC, Office No. 406, The Business Centre, Opp Burjuman Centre, Mashreq Bank Bldg. Bank Street, P.O. Box 12850, Dubai-UAE	Director & Secretary of Sun Global and Financial Consultant	Indian

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global and Tax Consultant	Indian

Page 7 of 11 Pages

There are no executive officers of Sun Global.

(d)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

(f)      Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 (including Mr. Shanghvi) are citizens set forth above.  Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its directors named in this Item 2 are citizens as set forth above.”

ITEM 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On June 14, 2011, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company with the Company continuing as the surviving corporation and a subsidiary of Sun and Sun Global.  In connection with the Merger, each outstanding share of Common Stock (other than shares of Common Stock held by Sun and Sun Global, and shares held by dissenting stockholders) was automatically converted into the right to receive $5.25 per share in cash, without interest.  Each share of Common Stock, including those held by dissenting stockholders, not held by Sun or Sun Global was then automatically cancelled and ceased to exist.  Dissenting stockholders are entitled to payment for the shares of Common Stock held by them as of the effective time of the Merger in accordance with applicable provisions of Michigan law.  The total cash merger consideration to be paid by Sun and Sun Global for all of the outstanding shares of Common Stock (other than shares owned by Sun and Sun Global) is approximately $50,989,858.50 (including $9,660 in respect of outstanding options to purchase shares of Common Stock at an exercise price below the merger consideration of $5.25 per share and subject to the disposition of appraisal demands submitted to the Company by dissenting stockholders), which Sun and Sun Global are funding from cash on hand.  As a result of the Merger, the Reporting Persons together beneficially own 100% of the shares of Common Stock.

As a result of the Merger, the NYSE AMEX will suspend trading in the shares of Common Stock prior to the open of trading on June 15, 2011 and will file a Form 25 with the Securities and Exchange Commission (the “SEC”) to withdraw the Common Stock from listing on the NYSE AMEX and from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Caraco also intends to file a Form 15 with the SEC to provide notice of the suspension of its duty to file reports under Section 15(d) of the Exchange Act.

Immediately following the effective time of the Merger, Dilip S. Shanghvi, Sudhir V. Valia, Gurpartap Singh Sachdeva, Harin Mehta and Jayesh Shah became the directors of Caraco, and the directors of Caraco prior to the effective time of the Merger, except for Messrs. Shanghvi, Singh and Valia, ceased to be directors of Caraco.  The officers of Caraco immediately prior to the Merger remained the officers of Caraco after the Merger.”

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by incorporating by reference the last 3 paragraphs of Item 3 in their entirety into this Item 4.

Page 8 of 11 Pages

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b), and (c) are hereby amended and restated in their entirety to read as follows:

“(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.

Mr. Shanghvi, together with his associate companies, is the majority shareholder of Sun.  Sun Global is a wholly-owned subsidiary of Sun.  As a result of these relationships (i) Mr. Shanghvi and Sun share voting and dispositive power of the 8,382,666 shares of Common Stock of which Sun is the record holder and (ii) Mr. Shanghvi, Sun and Sun Global share voting and dispositive power of the 31,796,628 shares of Common Stock  of which Sun Global is the record holder.  The percentage of Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 40,179,294 shares of Common Stock outstanding as of immediately following the effective time of the Merger.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

(c) Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 of this Amendment has effected any transaction in shares of Common Stock during the past 60 days.”

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by incorporating by reference the last 3 paragraphs of Item 3 in their entirety into this Item 6.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 14, 2011

By:	/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi
Title:	Managing Director

SUN PHARMA GLOBAL, INC

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement, dated June 14, 2011, among the Reporting Persons.

Page 11 of 11 Pages